FIRST FINANCIAL BANKSHARES, INC.

Via EDGAR

October 29, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	First Financial Bankshares, Inc.

Request for Acceleration of Effectiveness

Registration Statement on Form S-4 (File No. 333-234254)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First Financial Bankshares, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-234254) be accelerated by the U.S. Securities and Exchange Commission to 12:00 p.m., Eastern Time, on October 31, 2019, or as soon thereafter as practicable.

Please contact Michael G. Keeley, Esq. of Norton Rose Fulbright US LLP at (214) 855-3906 with any questions you may have concerning this request. In addition, please notify Mr. Keeley when this request for acceleration has been granted.

Respectfully,

FIRST FINANCIAL BANKSHARES, INC.

By:	/s/ J. Bruce Hildebrand
Name:	J. Bruce Hildebrand
Title:	Executive Vice President and Chief Financial Officer

cc:	Michael G. Keeley, Norton Rose Fulbright US LLP